UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of Robin Energy Ltd.’s (the “Company”) press release, dated December 22, 2025, announcing a one-for-five (1-for-5) reverse stock split of the Company’s common stock, par value $0.001 per share, which will take effect at 11:59 pm Eastern Time on December 23, 2025. The Company’s common stock will begin trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on December 24, 2025.

EXHIBIT INDEX

99.1	Press Release dated December 22, 2025

*****

This report on Form 6-K, including exhibit 99.1 hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Reg. No. 333-288459 and Reg. No. 333-286726).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025

ROBIN ENERGY LTD.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer